

07001921

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROOKSTONE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 SOUTH FLORIDA AVENUE
(No. and Street)

LAKELAND (City) FLORIDA (State) 33801 (Zip Code)

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTONY L. TURBEVILLE (863) 687-9670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAMOS, DAVID RANDALL CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

4215 OLD ROAD 37 (Address) LAKELAND (City) FLORIDA (State) 33813 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2007
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ANTONY L. TURBEVILLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROOKSTONE SECURITIES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

ANTONY L. TURBEVILLE, PRESIDENT/CEO
Title

Notary Public State of Florida
Kathy J Holeman
My Commission DD522966
Expires 03/15/2010

Kathy J Holeman
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


avid
amos
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Brookstone Securities, Inc.

I have audited the accompanying statement of financial condition of Brookstone Securities, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookstone Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

David R. Ramos, CPA

February 15, 2007

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

BROOKSTONE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$ 58,418
Receivables:	
Commissions	295,781
Other	75,000
Advances	29,621
Prepaid expenses	4,219
Total current assets	463,039
EQUIPMENT	
Office equipment	1,528
Accumulated depreciation	(178)
Net equipment	1,350
DEPOSIT	174
Total assets	$ 464,563

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 19,060
Commissions payable	226,372
Due to affiliated company	54,105
Due to stockholder	500
Total current liabilities	300,037
STOCKHOLDER'S EQUITY	
Common stock, 10,000 no par shares authorized; issued and outstanding, 100	100
Paid-in capital	6,000
Treasury stock, at cost	(118,414)
Retained earnings	276,840
Total stockholder's equity	164,526
	$ 464,563

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions	$ 3,835,638
Total revenues	3,835,638
OPERATING EXPENSES	
Commissions	3,091,656
Clearing and related fees	174,432
Payroll and related expenses	249,600
Professional fees	135,891
Advertising	43,376
Equipment expenses	22,174
Office expense	15,357
Occupancy	9,402
Travel	2,419
Telephone	1,923
Miscellaneous	1,841
Automobile	1,352
Total expenses	3,749,423
NET INCOME	$ 86,215

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK	PAID-IN CAPITAL	TREASURY STOCK AT COST	RETAINED EARNINGS	TOTAL STOCK-HOLDER'S EQUITY
BALANCE, December 31, 2005	$ 100	$ 6,000	$ (118,414)	$ 190,625	$ 78,311
NET INCOME	-	-	-	86,215	86,215
BALANCE, December 31, 2006	$ 100	$ 6,000	$ (118,414)	$ 276,840	$ 164,526

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 86,215
Adjustment to reconcile net earnings to net cash provided by operating activities:	
Depreciation	178
Increase in receivables	(180,984)
Decrease in prepaid assets	1,461
Increase in deposit	(174)
Increase in accounts payable	16,724
Increase in commissions payable	34,701
Decrease in due to affiliated company	(11,374)
Increase in due to stockholder	500
Net cash from operating activities	(52,753)
CASH USED BY INVESTING ACTIVITIES	
Purchase of equipment	(1,528)
Net cash used by investing activities	(1,528)
NET INCREASE (DECREASE) IN CASH	(54,281)
CASH, December 31, 2005	112,699
CASH, December 31, 2006	$ 58,418

SUPPLEMENTAL DATA

Income taxes paid	$ -
Interest paid	-

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF COMPANY - Brookstone Securities, Inc. (the "Company") is a broker-dealer registered with the Securities Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a Florida corporation formerly known as Resource-Realty Investment Securities Enterprises, Inc. d/b/a RISE, Inc. In 2006, the two entities merged. The surviving company was Brookstone Securities, Inc. Brookstone Securities, Inc. is wholly-owned by Brookstone Capital Management, LLC (the "Parent"), a Florida limited liability company.

BASIS OF ACCOUNTING - The Company's policy is to prepare its financial statements on the accrual basis of accounting.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH - For the purposes of reporting cash flows, cash includes cash on hand, in bank accounts and invested cash with maturities of three months or less.

RECEIVABLES - Amounts due to the Company at year end are deemed fully collectible. Thus, no allowance for doubtful accounts is recorded. Of the commissions due to the Company at year end, $145,378 were due from a clearing organization. Pursuant to written agreement, the Company maintains deposit accounts with the clearing broker-dealers in the event a customer defaults on payments for securities. These deposit balances were reported at $75,000 at December 31, 2006, and are reported as other receivables.

EQUIPMENT - Equipment consists of office equipment and is stated at cost. Depreciation is computed over the estimated useful lives of the assets by the declining balance methods.

LIABILITIES - At December 31, 2006, there were no liabilities that were subordinated to general creditors.

INCOME TAXES - There are no timing differences used by the Company which would result in the creation of a deferred tax account. Income for tax purposes is approximately the same as income reported for accounting purposes. The Company is included in the consolidated federal income tax return filed by the Parent.

CONCENTRATIONS OF CREDIT RISK - The Company is engaged in various activities in which counterparts include broker-dealers and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

FAIR VALUE OF FINANCIAL INSTRUMENTS - Management believes that substantially all of the Company's financial assets and liabilities are carried at fair value or amounts which, because of their short-term nature, approximate current fair value.

NOTES TO FINANCIAL STATEMENTS
(concluded)

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2006, the Company had net capital of $129,162 which was $99,157 in excess of its required net capital of $20,002. The Company's net capital ratio was 2.32 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

During 2006, the Company was charged $301,978 for goods and services provided to it by T Squared Financial Group, Inc. ("T Squared"), a company affiliated by common control. These charges for goods and services are provided pursuant to a written agreement between the Company and T Squared. The Company effectively shares in expenses incurred by both entities. At December 31, 2006, the Company owed T Squared $54,105 for such goods and services. Office rent of $7,710 was included in the charges from T Squared.

The Company incurred an expense of $585,555 primarily for commissions earned by the owner of the Parent company. Of that, $35,243 was unpaid at December 31, 2006.

NOTE 4 - COMMITMENTS

In 2006, the Company entered into a software compliance subscription agreement effective through September 30, 2008. The future minimum payments under this agreement are:

Year ending December 31:	
2007	$ 22,875
2008	24,750
2009	20,250

In addition to the base charge, there is an access fee per representative charge of $30. This fee has typically been $900 per month. During 2006, the Company incurred an expense of $7,585 as a result of this agreement.

During 2006, the Company incurred a total rental expense of $29,413 for the aforementioned subscription, office facilities and equipment.

NOTE 5 - COMMISSIONS

The Company's two largest revenue sources are First Southwest Company and Jackson National Life Insurance Company providing commissions of approximately $1,458,000 and $1,367,000, respectively. A significant portion of the Company's commissions expense is attributable to the owner of the Parent company as described above, and two other representatives. Each of the other two representatives, Jeffrey D. Renaker and Christopher D. Kline were paid $1,089,758 and $349,728, respectively.

SUPPLEMENTAL MATERIAL


avid
amos
Certified Public Accountant

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTAL INFORMATION REQUIRED
BY RULE 17a-5 OF THE SECURITIES EXCHANGE COMMISSION**

To the Board of Directors of
Brookstone Securities, Inc.

I have audited the accompanying financial statements of Brookstone Securities, Inc. as of and for the year ended December 31, 2006, and have issued my report thereon dated February 15, 2007. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Net Capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David R. Ramos, CPA

February 15, 2007

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

BROOKSTONE SECURITIES, INC.

SCHEDULE OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31, 2006

NET CAPITAL

Stockholder's equity per statement of financial condition	$	164,526
Less unallowed assets:		
Advances		29,621
Prepaid assets		4,219
Equipment, net of depreciation		1,350
Deposit		174
Net capital	$	129,162

AGGREGATE INDEBTEDNESS

Accounts payable	$	19,060
Commissions payable		226,372
Due to affiliated company		54,105
Due to stockholder		500
Total aggregate indebtedness	$	300,037

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II (unaudited) FOCUS report	$	129,161
Add rounding		1
Net capital as reported above	$	129,162

Note: There are no material differences in the computation of net capital and required net capital as reported above and the FOCUS report filed for December 31, 2006.


avid
amos
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Brookstone Securities, Inc.

In planning and performing my audit of the financial statements of Brookstone Securities, Inc. (the "Company") for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of the aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities or safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

David R. Ramos, CPA

February 15, 2007

END